QUANTUM CORPORATION
224 Airport Parkway
Suite 550
San Jose, California 95110

December 29, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Joshua Shainess

RE: Quantum Corporation
Request for Withdrawal of Registration Statement on Form S-3ASR
File No. 333-269022

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quantum Corporation (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-3ASR (File No. 333-269022) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) filed with the Commission on December 27, 2022.
The Registrant is seeking withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3ASR,” whereas the Registrant intended for the Registration Statement to be filed with the code “S-3”. Although the Registrant is eligible to use Form S-3, the Registrant was not a “well-known seasoned issuer” at the time of filing the Registration Statement. None of the Registrant’s securities have been sold pursuant to the Registration Statement.
The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.
Should you have any questions regarding this request, please contact Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4067.

Sincerely,

QUANTUM CORPORATION

By: /s/ Brian E. Cabrera
Brian E. Cabrera
Senior Vice President, Chief Administration Officer, and Corporate Secretary

cc: James J. Masetti
Julie Park